BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

July 31, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mr. Michael Volley, Staff Accountant

Re:	Ministry Partners Investment Company, LLC Amendment No. 3 to Registration Statement on Form S-1 Filed July 10, 2012 File No. 333-175144

Ladies and Gentlemen:

This letter is in response to the Staff’s letter dated July 24, 2012 regarding the above-referenced filing.

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strengthen the Quality of our Loan Portfolio, page 83

1.	We note your response to comments 3 and 4 and the revised disclosure in your filing related to the sale of two mortgage loan interests in ECCU. Please revise your disclosure throughout your filing to more accurately describe the gain related to the ECCU transaction as being attributable to the settlement of existing and potential future representation and warranty claims.

Response: The Company will in its future filings with the Commission state that the sale of the two mortgage loans to ECCU that took place on 12-28-2011 resulted in a $914 thousand reduction in allowance for Loan Loss, instead of the provision for loan loss or expense referenced in the S-1 as amended.

Note 14. Fair Value – Fair Value on a Nonrecurring Basis, page F-60

2.	We note your response to comment 10. Please note that impaired loans that are not collateral dependent are carried at the present value of expected cash flows discounted at the loan’s effective interest rate and therefore are not fair value measurements and should not be disclosed in your table of assets measured at fair value on a nonrecurring basis. Please revise your table accordingly.

Response: In future filings of financial statements, the Company will not include non-collateral dependent loans in the disclosure of Fair Value measured on a nonrecurring basis for impaired loans as these loans are carried at the net present value of the estimated future cash flows discounted using the loan’s effective interest rate.

At the Staff’s indulgence, the Company is requesting under separate cover that effectiveness of the subject Registration Statement be accelerated.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak

cc:	Billy M. Dodson, President
Ministry Partners Investment Company, LLC